FILE NO. 333-153141
                                                                    CIK #1402944

                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 3
                                       to
                             Registration Statement
                                       on
                                    Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 800

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                522 Fifth Avenue
                            New York, New York 10036

     D.   Name and complete address of agents for service:


PAUL, HASTINGS, JANOFSKY & WALKER LLP         VAN KAMPEN FUNDS INC.
Attention:  Michael R. Rosella, Esq.          Attention:  Amy R. Doberman, Esq.
75 East 55th Street                           522 Fifth Avenue
New York, New York  10022                     New York, New York  10036


     E. Title of securities being registered: Units of fractional undivided beneficial interest

     F.   Approximate date of proposed sale to the public:

                 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
                          OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


                 Preliminary Prospectus Dated September 22, 2008

                       VAN KAMPEN UNIT TRUSTS, SERIES 800

                         EAFE SELECT 20 PORTFOLIO 2008-4
                     EAFE GROWTH SELECT 20 PORTFOLIO 2008-4
          THE DOW JONES SELECT DIVIDEND INDEX STRATEGY PORTFOLIO 2008-4
                      SELECT 5 INDUSTRIAL PORTFOLIO 2008-4
                     SELECT S&P INDUSTRIAL PORTFOLIO 2008-4
                        SELECT S&P CORE PORTFOLIO 2008-4
                  GLOBAL 45 DIVIDEND STRATEGY PORTFOLIO 2008-4
                        NASDAQ SELECT 10 PORTFOLIO 2008-4
                    MULTI-STRATEGY SERIES: EAFE, EDVY 2008-4
                     SELECT 10 INDUSTRIAL PORTFOLIO 2008-5A
                  THE DOW CONTRARIAN STRATEGY PORTFOLIO 2008-4

         The attached final Prospectus for a prior series of the fund is hereby used as a preliminary Prospectus for the above stated series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only. Ratings of the securities in this series are expected to be comparable to those of the securities deposited in the previous series. However, the Estimated Current Return for this series will depend on the interest rates and offering prices of the securities in this series and may vary materially from that of the previous series.

         A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Unit Trusts, Series 789 (Registration No. 333-152463) as filed on September 2, 2008, which shall be used as a preliminary prospectus for the current series of the fund.)

                       CONTENTS OF REGISTRATION STATEMENT

This Amendment of the Registration Statement comprises the following papers and documents:

         The Facing Sheet of Form S-6.
         The Prospectus.
         The Signatures.
         The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

     1.1  Trust Agreement (to be supplied by amendment).

   1.1.1. Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 439 (File No. 333-113234) dated April 27, 2004.

     2.2 License Agreements. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 461 (File No. 333-118793) dated October 1, 2004, Van Kampen Unit Trusts, Series 468 (File No. 333-119626) dated November 1, 2004, Van Kampen Unit Trusts, Series 478 (File No. 333-121490) dated January 1, 2005, Van Kampen Unit Trusts, Series 489 (File No. 333-122444) dated March 1, 2005, and Van Kampen Unit Trusts, Series 507 (File No. 333-124677) dated May 19, 2005.

     3.1 Opinion and Consent of Counsel as to legality of securities being registered (to be supplied by amendment).

     3.3 Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

     4.1  Consent of Initial Evaluator (to be supplied by amendment).

     4.2 Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (file No. 333-149060) dated March 18, 2008.

     7.1 Powers of Attorney. Reference is also made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 744 (File No. 333-149060) dated March 18, 2008, and to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 781 (File No. 333-151597) dated June 11, 2008.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant, Van Kampen Unit Trusts, Series 800, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 22nd day of September, 2008.

                                                         VAN KAMPEN UNIT TRUSTS,
                                                                      SERIES 800
                                                                    (Registrant)

                                                        By VAN KAMPEN FUNDS INC.
                                                                     (Depositor)


                                                         By /s/ John F. Tierney
                                                          ----------------------
                                                              Executive Director

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on September 22, 2008, by the following persons who constitute the principal officers and a majority of the Board of Directors of Van Kampen Funds Inc.:

          SIGNATURE                  TITLE

Jerry Miller                   Director, Chief Executive Officer and President

Edward C. Wood, III            Director and Chief Operating Officer

Kenneth Castiglia              Chief Financial Officer and Treasurer

                                                             /s/ John F. Tierney
                                                             -------------------
                                                             (Attorney-in-fact*)


* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.